Report of Independent Registered Public
Accounting Firm

The Board of Trustees and Shareholders of
BNY Mellon Investment Funds III (formerly known as The
Dreyfus/Laurel Funds Trust):

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Equity Income
Fund (the May 31st Fund), BNY Mellon Global Equity
Income Fund and BNY Mellon International Bond Fund (collectively, the October 31st Funds) and BNY Mellon
High Yield Fund (the December 31st Fund) (collectively with the May 31st Fund and October 31st Funds, the Funds) (formerly known as Dreyfus Equity Income Fund, Dreyfus Global Equity Income Fund and Dreyfus International
Bond Fund and Dreyfus High Yield Fund, respectively), each a series of BNY Mellon Investment Funds III
(formerly known as The Dreyfus/Laurel Funds Trust), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940
(the Act) as of September 30, 2018. Management is responsible for the Funds compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accountants (AICPA). Those standards
require that we plan and perform the examination to obtain
reasonable assurance about whether managements assertion
about compliance with the specified requirements is fairly
stated, in all material respects. An examination involves
performing procedures to obtain evidence about whether
managements assertion is fairly stated in all materials
respects. The nature, timing, and extent of the procedures
selected depend on our judgement, including an assessment
of the risks of material misstatement of managements
assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to
provide a reasonable basis for our opinion.
Included among our procedures were the following tests
performed as of September 30, 2018, and with respect to
agreement of security purchases and sales, for the period
from May 31, 2018 (the date of the May 31st Funds last
examination) through September 30, 2018, and for the
period from January 31, 2018 (the date of the December
31st and the October 31st Funds last examination) through
September 30, 2018:
1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon (the Custodian) in Jersey
City, NJ, without prior notice to management.

2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds securities per the books and
records of the Funds to those of the Custodian;
5.	Confirmation of all repurchase agreements, if any, with
broker(s)/bank(s) and/or agreement of corresponding
subsequent cash receipts to bank statements and agreement
of underlying collateral with the Custodian records, if any;
6.	Agreement of pending purchase and sale activity for the
Funds as of September 30, 2018, if any, to documentation of corresponding subsequent bank statements;

7.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report (SOC 1 Report) for the period October 1, 2017 to September 30, 2018 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Funds
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2018, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon
Investment Funds III (formerly known as The
Dreyfus/Laurel Funds Trust), and the Securities and
Exchange Commission and is not intended to be and should
not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
August 5, 2019

      August 5, 2019
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon Equity
Income Fund (the May 31st Fund), BNY Mellon Global
Equity Income Fund and BNY Mellon International Bond
Fund (collectively, the October 31st Funds)  and BNY
Mellon High Yield Fund (the December 31st Fund)
(collectively with the May 31st Fund and October 31st
Funds, the Funds) (formerly known as Dreyfus Equity
Income Fund, Dreyfus Global Equity Income Fund and
Dreyfus International Bond Fund and Dreyfus High Yield
Fund respectively), each a series of BNY Mellon
Investment Funds III (formerly known as The
Dreyfus/Laurel Funds Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule
17f-2, Custody of Investments by Registered Management
Investment Companies of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30,
2018, and for the period from May 31, 2018 (the date of the May 31st Funds last examination) through September 30,
2018, and for the period from January 31, 2018 (the date of the October 31st Funds and the December 31st Funds last examination) through September 30, 2018.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2018, for the period from May 31, 2018 (the date of the May 31st Funds last examination) through September 30, 2018, and for the period from January 31, 2018 (the date of the October 31st Funds and the December
31st Funds last examination) through September 30, 2018 with respect to securities reflected in the investment accounts of the Funds.
BNY Mellon Investment Funds III, (formerly known as
The Dreyfus/Laurel Funds Trust)


Jim Windels
Treasurer


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